Filed Pursuant to Rule 433

Registration Statement No. 333-237342

April 20, 2022

Interview with Vincent DiLullo, Managing Director, REX Shares

What’s the Fund?

Discussing Bank of Montreal's MicroSectors™ Oil & Gas Exploration & Production -3x Inverse Leveraged ETNs (OILU) and MicroSectors™ Oil & Gas Exploration & Production 3X Leveraged ETNs (OILD)

Question 1: What is MicroSectors?

MicroSectors is the business line of REX Shares that provides targeted exposures to specific market sectors such as Big Tech, Big Banks, Big Oil, or Gold Miners. We work with ETP issuers in order to provide investors with leveraged and inverse tools to make concentrated trades in these markets. Our slogan is “trade the stocks that you know in the sectors that you follow.” Our goal is to help build concentrated indices of sector specific products for sophisticated investors and traders.

Question 2: Can you talk to us about OILU & OILD, your 3X & -3X Oil & Gas Exploration & Production products and how you believe they differ from other products?

First, OILU and OILD, along with NRGU and NRGD, are the only 3X or -3X leveraged E&P stock ETPs on the market. Other leveraged energy stock ETPs have 2X or -2X leveraged exposure.

Second, the underlying index for OILU and OILD is different compared to the other products. At the time of each monthly rebalance, our index is weighted based on sector, with a 30% weighting in integrated oil and gas, 50% in upstream and 20% in down and midstream energy companies, in order to provide a more well-rounded diversified E&P energy index. Other E&P-focused leveraged ETPs are typically market cap-weighted.

Our goal with the MicroSectors Oil & Gas Exploration & Production ETNs is to provide long and short products linked to an underlying index that is geared towards E&P stocks.

Question 3: What are your thoughts on recent oil price swings? And do you believe these price swings impact your Oil & Gas Exploration & Production line up?

Oil has been very volatile over the past few years, as we all know. As a result of the global reaction to COVID-19 and more recently, the sanctions imposed on Russian oil as a result of their invasion of Ukraine. I think the market was surprised when WTI Crude almost traded as high as $130 in early March. Based on what we have seen over the past few years, we believe that uncertainty is the only certainty in the global energy market.

In the months leading up to the COVID-19 pandemic, U.S. oil production hit an all-time high. As a result of the global reaction to COVID-19, the demand for and production of oil decreased significantly. Now, nearly two years later, that demand has recovered, but the production has not. The U.S. Government has urged for more production, but unlike demand, supply cannot be easily created. Adding to the uncertainty, US oil companies are cautious about allocating more capital right now to oil production in a world that is very focused on renewable energy.

Unfortunately, there are currently more questions than answers. Investors are asking themselves, while North American and European countries reducing their dependence on Russian oil, investors need to consider who will fill the supply and what will happen to the price of oil in the meantime? Is this conflict between the West and Russia temporary or is this part of a broader realignment? Will US oil producers be able to fill the supply or is the US too focused on renewable energy? Which country or countries will be able to increase production to satisfy the West's demand for oil? How does the price of oil and gas impact investors in an inflationary environment?

With all these questions left unanswered, there may be a period of volatility that could create trading opportunities for energy and oil stocks. To recap what I said earlier, our goal is to provide sophisticated investors with the tools to trade in these uncertain markets. In this case, we hope sophisticated investors will consider OILU and OILD, the 3x long and -3x inverse leveraged products, when trading stocks that operate in the macro energy oil market.

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Bank of Montreal, the issuer of the OILU and OILD ETNs (“Bank of Montreal” or the “Issuer”), has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and prospectus with the Securities and Exchange Commission (the “SEC”) for each of the offerings to which this presentation relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplements, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured debt obligations of Bank of Montreal and are subject to Bank of Montreal’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The leveraged and leveraged inverse ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.

The ETNs are not suitable for investors with longer-term investment objectives. In particular, the ETNs should be purchased only by sophisticated investors who do not intend to hold the ETNs as a buy and hold investment, who are willing to actively and continuously monitor their investment and who understand the consequences of investing in and of seeking daily resetting investment results, which are leveraged as to these ETNs.

Please see the “Risk Factors” section in the applicable pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ETNs.

Solactive AG (“Solactive”) is the licensor of the Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.